FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 27, 2016	By ……/s/…………… Eiji Shimizu ………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2016

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2016

April 26, 2016

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2016	Three months ended March 31, 2015	Change(%)		Three months ended March 31, 2016	Year ending December 31, 2016	Change(%)

Net sales	¥797,230	¥857,445	-	7.0	$7,055,133	¥3,600,000	-	5.3
Operating profit	40,087	66,197	-	39.4	354,752	300,000	-	15.5
Income before income taxes	45,761	61,281	-	25.3	404,965	310,000	-	10.8
Net income attributable to Canon Inc.	¥27,991	¥33,930	-	17.5	$247,708	¥200,000	-	9.2

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥25.63	¥31.07	-	17.5	$0.23	¥183.14	-	9.2
- Diluted	25.63	31.07	-	17.5	0.23	-		-

	Actual
	As of March 31, 2016	As of December 31, 2015	Change(%)		As of March 31, 2016

Total assets	¥4,839,157	¥4,427,773	+	9.3	$42,824,398

Canon Inc. shareholders’ equity	¥2,822,828	¥2,966,415	-	4.8	$24,980,779

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 113 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2016, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2016 First Quarter in Review

Looking back at the global economy in the first quarter of 2016, the U.S. economy continued recovering smoothly as consumer spending and employment conditions improved. In Europe, the economy recovered moderately amid decreases in unemployment rates in Germany and the U.K. In contrast, the Chinese economy continued its deceleration and the economies of emerging countries, including those of Southeast Asia and Russia, remained stagnant owing to further declines in oil prices. In Japan, although weaknesses were seen in consumer spending, corporate earnings and employment conditions continued to improve. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as for the previous year, while the market for laser printers shrunk due to the sluggish market in emerging countries. As for cameras, although demand for interchangeable-lens digital cameras continued to recover in developed countries, demand across Asia continued to decline compared with last year. Likewise, sales volumes of digital compact cameras declined in all regions. Additionally, demand for inkjet printers continued to decline, mainly in emerging countries in Asia. Within the Industry and Others sector, however, demand for lithography equipment used in the production of semiconductor devices and flat panel displays (FPDs) enjoyed strong growth thanks to active capital investment by memory device and panel manufacturers.

The average value of the yen during the quarter was ¥114.91 against the U.S. dollar, a year-on-year appreciation of approximately ¥4, and ¥127.01 against the euro, a year-on-year appreciation of approximately ¥7, which had a negative impact on net sales of ¥31.0 billion and operating profit of ¥13.3 billion.

During the first quarter, although office MFDs enjoyed solid demand, mainly for color models, total sales volume of laser printers declined due to the contraction of the market. Although harsh conditions for interchangeable-lens digital cameras in Asia remained the same as during the previous year, demand remained firm in developed countries with unit sales remaining essentially unchanged from the same period of the previous year. As for digital compact cameras, unit sales declined in all regions compared with the previous year. Looking at inkjet printers, despite the shrinking market, sales volume remained at approximately the same level as for the previous year thanks to such factors as expanded sales of new products in developed countries. Also, sales of semiconductor lithography equipment and FPD lithography equipment exceeded those for the previous year thanks to favorable market conditions. Consequently, along with the negative effect of currency exchange rates, first-quarter net sales decreased 7.0% year on year to ¥797.2 billion. Despite the appreciation of the yen, the gross profit ratio decreased by only 0.3 points year on year to 50.8% owing to ongoing cost-cutting activities and efforts aimed at controlling price reductions. Operating expenses decreased 2.1% year on year to ¥364.7 billion thanks to Group-wide efforts to thoroughly reduce spending. As a result, first-quarter operating profit decreased by 39.4% to ¥40.1 billion. Other income (deductions) increased by ¥10.6 billion due to foreign currency exchange gains while income before income taxes decreased by 25.3% year on year to ¥45.8 billion and net income attributable to Canon Inc. decreased by 17.5% to ¥28.0 billion.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥25.63, a year-on-year decrease of ¥5.44.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, beginning with the Office Business Unit, unit sales for office MFDs overall increased from the same period of the previous year, including monochrome models, which had been facing decreasing demand. This was thanks to strong sales of color models, led by small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models launched in the previous year, and the imagePRESS C10000VP-series, which targets the production market. Among high-speed continuous-feed printers and wide-format printers, the Océ-produced VarioPrint i300 series has been steadily receiving orders. As for laser printers, amid continued sluggishness in the market, unit sales volume declined from the corresponding period of the previous year as a result of a shift in sales strategy away from selling low-end models with low profitability in favor of efforts aimed at ensuring profitability through the proactive sales promotion of high-added-value models, which will lead to consumables sales. These factors, coupled with the negative effect of unfavorable currency exchange rates, resulted in total sales for the business unit of ¥454.4 billion, a year on year decrease of 14.1%, while operating profit totaled ¥44.7 billion, a year-on-year decrease of 37.7%.

Within the Imaging System Business Unit, sales volume of interchangeable-lens digital cameras remained at around the same level as the previous year owing to healthy demand for the advanced-amateur-model EOS 80D, launched this year, and the EOS M3 and M10, which were released the previous year, in Japan and other Asian markets. As for digital compact cameras, while sales volume declined amid the ongoing contraction of the market, PowerShot G-series cameras, the lineup of which grew to five models in the previous year, enjoyed solid demand. As for inkjet printers, sales promotions for new products contributed to growth in unit sales in developed markets, such as those in Europe, the U.S. and Japan, while models launched in the previous year equipped with large-capacity ink tanks enjoyed strong demand in Asia, a region in which market conditions have remained sluggish. Consequently, unit sales for the segment remained at approximately the same level as for the corresponding period of the previous year. As a result, along with the negative effect of unfavorable currency exchange rates, sales for the business unit decreased by 10.6% to ¥234.8 billion year on year, while operating profit totaled ¥19.6 billion, a year-on-year decline of 32.6%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, unit sales increased from the same period of the previous year, boosted by active capital investment in response to the growing variety of semiconductor-equipped products associated with the prevalence of the IoT (Internet of Things). Unit sales of FPD lithography equipment also increased, supported by favorable market conditions. As for network cameras, sales by Axis, which was consolidated in the second quarter last year, contributed significantly to robust sales growth, along with increased sales of Canon-brand products. In addition, Canon Tokki, which sells manufacturing equipment for organic LED (OLED) panel devices, posted an increase in sales amid brisk capital investment by panel manufacturers. Consequently, sales for the business unit totaled ¥130.2 billion, an increase of 45.8% year on year. As for operating profit, despite an improvement of ¥7.2 billion compared with the previous year, the business unit was in the red by ¥0.6 billion owing to upfront investment in next-generation technologies and new businesses.

Cash Flow

During the first quarter of 2016, cash flow from operating activities totaled ¥114.6 billion, an increase of ¥15.2 billion compared with the previous year owing to improvements in working capital, such as trade receivables. Cash flow from investing activities increased ¥686.5 billion year on year to ¥720.2 billion due to the payment for the right to acquire all of the ordinary shares of Toshiba Medical Systems Corporation (TMSC). Accordingly, free cash flow totaled negative ¥605.6 billion, a decrease of ¥671.3 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded proceeds of ¥570.7 billion, mainly owing to a provisional bank borrowing related to TMSC.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥52.7 billion to ¥581.0 billion from the end of the previous year.

Outlook

As for the outlook in the second quarter onward, the U.S. and European economies are expected to grow moderately thanks to expanding domestic demand as employment conditions continue to improve. With regard to the Japanese economy, the outlook indicates a recovery trend supported by improved corporate earnings, mainly in the non-manufacturing sector, and employment conditions. Looking at China, sluggish capital investment and other factors are expected to result in a continuation of the gradual economic slowdown. As for emerging economies, such as those of Southeast Asia, Brazil and Russia, despite signs of recovery that were mainly driven by domestic demand, the outlook indicates the need for more time before a true recovery takes hold owing to declines in oil prices and volatility in the financial and capital markets. Looking at the global economy as a whole, while a gradual recovery is expected heading into the latter half of the year, the degree of the recovery will likely be weaker than originally assumed.

In the businesses in which Canon is involved, demand for office MFDs is projected to expand moderately, mainly for color models, while demand in the laser printer market is expected to remain low for the time being. As for interchangeable-lens digital cameras, despite the moderate recovery in developed countries, demand in Asian markets is expected to shrink. Likewise, projections for digital compact cameras indicate continued market contraction in all regions, centered mainly on low-priced models. With regard to inkjet printers, amid the recession in Southeast Asian and other emerging countries, demand is expected to decline. Within the market for semiconductor lithography equipment, manufacturers are expected to postpone some capital investment due to a slowdown in the smartphone market, while forecasts for the FPD lithography equipment market point to further expansion thanks to the growing demand for high-definition OLED panels used in mobile devices. The network camera market is also expected to grow in response to increasing global safety and security needs.

With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥110 to the U.S. dollar and ¥125 to the euro, representing appreciations of approximately ¥10 against the U.S. dollar and approximately ¥9 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration the prolonged economic slowdown in China and developing countries, along with the negative impact of the revised foreign exchange rate assumptions on sales and gross profit, Canon projects full-year consolidated net sales in 2016 of ¥3,600.0 billion, a year-on-year decrease of 5.3%; operating profit of ¥300.0 billion, a year-on-year decrease of 15.5%; income before income taxes of ¥310.0 billion, a year on year decrease of 10.8%; and net income attributable to Canon Inc. of ¥200.0 billion, a year-on-year decrease of 9.2%.

The impact of the acquisition of TMSC has not been included in the Consolidated Outlook by reason that the clearance process by necessary competition regulatory authorities is still ongoing and the timing of consolidation has yet to be determined.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2016		Change	Year ended December 31, 2015	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	3,850,000	3,600,000	(250,000)	3,800,271	-5.3%
Operating profit	360,000	300,000	(60,000)	355,210	-15.5%
Income before income taxes	360,000	310,000	(50,000)	347,438	-10.8%
Net income attributable to Canon Inc.	230,000	200,000	(30,000)	220,209	-9.2%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2016	As of December 31, 2015	Change
ASSETS
Current assets:
Cash and cash equivalents	580,954	633,613	(52,659)
Short-term investments	21,271	20,651	620
Trade receivables, net	498,186	588,001	(89,815)
Inventories	521,404	501,895	19,509
Prepaid expenses and other current assets	243,598	313,019	(69,421)

Total current assets	1,865,413	2,057,179	(191,766)

Noncurrent receivables	28,551	29,476	(925)
Investments	724,006	67,862	656,144
Property, plant and equipment, net	1,201,530	1,219,652	(18,122)
Intangible assets, net	229,653	241,208	(11,555)
Goodwill	465,069	478,943	(13,874)
Other assets	324,935	333,453	(8,518)

Total assets	4,839,157	4,427,773	411,384

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	660,625	688	659,937
Trade payables	283,698	278,255	5,443
Accrued income taxes	22,367	47,431	(25,064)
Accrued expenses	302,658	317,653	(14,995)
Other current liabilities	169,812	171,302	(1,490)

Total current liabilities	1,439,160	815,329	623,831
Long-term debt, excluding current installments	794	881	(87)
Accrued pension and severance cost	278,303	296,262	(17,959)
Other noncurrent liabilities	88,226	130,838	(42,612)

Total liabilities	1,806,483	1,243,310	563,173

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,374	401,358	16
Legal reserve	65,603	65,289	314
Retained earnings	3,310,930	3,365,158	(54,228)
Accumulated other comprehensive income (loss)	(119,428)	(29,742)	(89,686)
Treasury stock, at cost	(1,010,413)	(1,010,410)	(3)

Total Canon Inc. shareholders’ equity	2,822,828	2,966,415	(143,587)

Noncontrolling interests	209,846	218,048	(8,202)

Total equity	3,032,674	3,184,463	(151,789)

Total liabilities and equity	4,839,157	4,427,773	411,384

	Millions of yen
	As of March 31, 2016	As of December 31, 2015
Notes:
1. Allowance for doubtful receivables	11,686	12,077
2. Accumulated depreciation	2,551,616	2,570,806
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(1,447)	87,038
Net unrealized gains and losses on securities	9,424	14,055
Net gains and losses on derivative instruments	1,701	182
Pension liability adjustments	(129,106)	(131,017)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015	Change(%)
Net sales	797,230	857,445	-	7.0
Cost of sales	392,484	418,881

Gross profit	404,746	438,564	-	7.7
Operating expenses:
Selling, general and administrative expenses	285,789	293,128
Research and development expenses	78,870	79,239

	364,659	372,367

Operating profit	40,087	66,197	-	39.4
Other income (deductions):
Interest and dividend income	1,107	1,587
Interest expense	(180)	(101)
Other, net	4,747	(6,402)

	5,674	(4,916)

Income before income taxes	45,761	61,281	-	25.3

Income taxes	16,545	26,429

Consolidated net income	29,216	34,852
Less: Net income attributable to noncontrolling interests	1,225	922

Net income attributable to Canon Inc.	27,991	33,930	-	17.5

Consolidated statements of comprehensive income
	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015	Change(%)
Consolidated net income	29,216	34,852	-	16.2
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(91,463)	(54,128)
Net unrealized gains and losses on securities	(4,842)	472
Net gains and losses on derivative instruments	1,512	3,213
Pension liability adjustments	2,812	(305)

	(91,981)	(50,748)
Comprehensive income (loss)	(62,765)	(15,896)		-
Less: Comprehensive income (loss) attributable to
noncontrolling interests	(812)	740

Comprehensive income (loss) attributable to Canon Inc.	(61,953)	(16,636)		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2016	Three months ended March 31, 2015	Change(%)
Office	454,352	529,131	-	14.1
Imaging System	234,816	262,658	-	10.6
Industry and Others	130,171	89,303	+	45.8
Eliminations	(22,109)	(23,647)		-

Total	797,230	857,445	-	7.0

	Millions of yen
Sales by region	Three months ended March 31, 2016	Three months ended March 31, 2015	Change(%)
Japan	168,541	165,143	+	2.1
Overseas:
Americas	224,248	248,975	-	9.9
Europe	219,885	245,959	-	10.6
Asia and Oceania	184,556	197,368	-	6.5

	628,689	692,302	-	9.2

Total	797,230	857,445	-	7.0

Notes 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /

Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems /

Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment /

Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015
Cash flows from operating activities:
Consolidated net income	29,216	34,852
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	60,210	64,416
Loss on disposal of fixed assets	2,522	916
Deferred income taxes	(1,340)	(713)
Decrease in trade receivables	71,427	67,368
Increase in inventories	(38,385)	(52,604)
Increase in trade payables	11,461	27,012
Decrease in accrued income taxes	(24,484)	(23,650)
Decrease in accrued expenses	(5,375)	(8,053)
Increase in accrued (prepaid) pension and severance cost	2,045	1,202
Other, net	7,325	(11,294)

Net cash provided by operating activities	114,622	99,452

Cash flows from investing activities:
Purchases of fixed assets	(52,214)	(56,344)
Proceeds from sale of fixed assets	138	495
Purchases of available-for-sale securities	-	(73)
Proceeds from sale and maturity of available-for-sale securities	407	-
(Increase) decrease in time deposits, net	(1,061)	27,808
Acquisitions of businesses, net of cash acquired	(2,870)	(4,351)
Purchases of other investments	(665,561)	(963)
Other, net	932	(293)

Net cash used in investing activities	(720,229)	(33,721)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	120	248
Repayments of long-term debt	(273)	(358)
Increase in short-term loans, net	660,000	-
Purchases of noncontrolling interests	(4,750)	-
Dividends paid	(81,905)	(92,806)
Repurchases and reissuance of treasury stock, net	(3)	364
Other, net	(2,471)	(2,051)

Net cash used in financing activities	570,718	(94,603)

Effect of exchange rate changes on cash and cash equivalents	(17,770)	(22,007)

Net change in cash and cash equivalents	(52,659)	(50,879)

Cash and cash equivalents at beginning of period	633,613	844,580

Cash and cash equivalents at end of period	580,954	793,701

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015	Change(%)
Office
Net sales:
External customers	453,640	528,499	-	14.2
Intersegment	712	632	+	12.7

Total	454,352	529,131	-	14.1

Operating cost and expenses	409,648	457,415	-	10.4

Operating profit	44,704	71,716	-	37.7

Imaging System
Net sales:
External customers	234,567	262,349	-	10.6
Intersegment	249	309	-	19.4

Total	234,816	262,658	-	10.6

Operating cost and expenses	215,198	233,540	-	7.9

Operating profit	19,618	29,118	-	32.6

Industry and Others
Net sales:
External customers	109,023	66,597	+	63.7
Intersegment	21,148	22,706	-	6.9

Total	130,171	89,303	+	45.8

Operating cost and expenses	130,793	97,142	+	34.6

Operating profit	(622)	(7,839)		-

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(22,109)	(23,647)		-

Total	(22,109)	(23,647)		-

Operating cost and expenses	1,504	3,151		-

Operating profit	(23,613)	(26,798)		-

Consolidated
Net sales:
External customers	797,230	857,445	-	7.0
Intersegment	-	-		-

Total	797,230	857,445	-	7.0

Operating cost and expenses	757,143	791,248	-	4.3

Operating profit	40,087	66,197	-	39.4

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Discontinue disclosure of “SEGMENT INFORMATION BY GEOGRAPHIC AREA”

In addition to the disclosure requirements under Topic 280, Canon has disclosed the segment information, “SEGMENT INFORMATION BY GEOGRAPHIC AREA”, which is based on the location of Canon Inc. and its subsidiaries. Results from a survey of a representative sample of financial statement users, however, indicated that they consider the latter to be less useful than sales information based on the location where the product is shipped to customers, which is disclosed separately. For this reason, Canon decided to discontinue the disclosure of geographical segment information based on the location of Canon Inc. and its subsidiaries from this year, in order to avoid the risk of confusing users due to disclosing two similar types of geographical information and make disclosure more concise and transparent. Sales information based on the location where the products is shipped to customers is available on page 8 “3. DETAILS OF SALES in II. Financial Statements”.

7.  SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

       None.

8.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	March 31, 2016	December 31, 2015	Change
Subsidiaries	325	317	8
Affiliates	5	5	-
Total	330	322	8

2.	Change in Group Entities

Subsidiaries
Addition:	8 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT	ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In November 2015, the Financial Accounting Standards Board issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon’s current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

Canon Inc.

April 26, 2016

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2016

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2016		2015		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Japan
Office	94,104	-	95,160	379,277	-1.1%	-
Imaging System	34,945	-	38,154	198,739	-8.4%	-
Industry and Others	39,492	-	31,829	136,264	+24.1%	-
Total	168,541	738,000	165,143	714,280	+2.1%	+3.3%
Overseas
Office	359,536	-	433,339	1,728,969	-17.0%	-
Imaging System	199,622	-	224,195	1,063,928	-11.0%	-
Industry and Others	69,531	-	34,768	293,094	+100.0%	-
Total	628,689	2,862,000	692,302	3,085,991	-9.2%	-7.3%
Americas
Office	146,923	-	176,828	713,197	-16.9%	-
Imaging System	58,396	-	63,980	352,946	-8.7%	-
Industry and Others	18,929	-	8,167	78,279	+131.8%	-
Total	224,248	1,044,400	248,975	1,144,422	-9.9%	-8.7%
Europe
Office	139,164	-	167,503	680,619	-16.9%	-
Imaging System	66,361	-	71,048	335,312	-6.6%	-
Industry and Others	14,360	-	7,408	58,435	+93.8%	-
Total	219,885	982,500	245,959	1,074,366	-10.6%	-8.6%
Asia and Oceania
Office	73,449	-	89,008	335,153	-17.5%	-
Imaging System	74,865	-	89,167	375,670	-16.0%	-
Industry and Others	36,242	-	19,193	156,380	+88.8%	-
Total	184,556	835,100	197,368	867,203	-6.5%	-3.7%
Intersegment
Office	712	-	632	2,570	+12.7%	-
Imaging System	249	-	309	1,168	-19.4%	-
Industry and Others	21,148	-	22,706	95,293	-6.9%	-
Eliminations	(22,109)	-	(23,647)	(99,031)	-	-
Total	0	0	0	0	-	-
Total
Office	454,352	1,946,400	529,131	2,110,816	-14.1%	-7.8%
Imaging System	234,816	1,135,000	262,658	1,263,835	-10.6%	-10.2%
Industry and Others	130,171	606,100	89,303	524,651	+45.8%	+15.5%
Eliminations	(22,109)	(87,500)	(23,647)	(99,031)	-	-
Total	797,230	3,600,000	857,445	3,800,271	-7.0%	-5.3%

(P)=Projection

- S1 -

Canon Inc.

2. SEGEMENT INFORMATION BY BUSINESS UNIT	(Millions of yen	)

	2016		2015		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Office
External customers	453,640	1,944,000	528,499	2,108,246	-14.2%	-7.8%
Intersegment	712	2,400	632	2,570	+12.7%	-6.6%
Total sales	454,352	1,946,400	529,131	2,110,816	-14.1%	-7.8%
Operating profit	44,704	234,200	71,716	290,586	-37.7%	-19.4%
% of sales	9.8%	12.0%	13.6%	13.8%	-	-
Imaging System
External customers	234,567	1,133,900	262,349	1,262,667	-10.6%	-10.2%
Intersegment	249	1,100	309	1,168	-19.4%	-5.8%
Total sales	234,816	1,135,000	262,658	1,263,835	-10.6%	-10.2%
Operating profit	19,618	149,500	29,118	183,439	-32.6%	-18.5%
% of sales	8.4%	13.2%	11.1%	14.5%	-	-
Industry and Others
External customers	109,023	522,100	66,597	429,358	+63.7%	+21.6%
Intersegment	21,148	84,000	22,706	95,293	-6.9%	-11.9%
Total sales	130,171	606,100	89,303	524,651	+45.8%	+15.5%
Operating profit	(622)	9,300	(7,839)	(13,079)	-	-
% of sales	-0.5%	1.5%	-8.8%	-2.5%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(22,109)	(87,500)	(23,647)	(99,031)	-	-
Total sales	(22,109)	(87,500)	(23,647)	(99,031)	-	-
Operating profit	(23,613)	(93,000)	(26,798)	(105,736)	-	-
Consolidated
External customers	797,230	3,600,000	857,445	3,800,271	-7.0%	-5.3%
Intersegment	-	-	-	-	-	-
Total sales	797,230	3,600,000	857,445	3,800,271	-7.0%	-5.3%
Operating profit	40,087	300,000	66,197	355,210	-39.4%	-15.5%
% of sales	5.0%	8.3%	7.7%	9.3%	-	-
					(P)=Projection

3. OTHER INCOME / DEDUCTIONS						(Millions of yen)
	2016		2015		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Interest and dividend, net	927	900	1,486	4,917	(559)	(4,017)
Forex gain (loss)	3,058	4,000	(7,926)	(22,149)	+10,984	+26,149
Equity earnings of affiliated companies	269	900	301	447	(32)	+453
Other, net	1,420	4,200	1,223	9,013	+197	(4,813)
Total	5,674	10,000	(4,916)	(7,772)	+10,590	+17,772
					(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2016		2015
	1st quarter	Year (P)	1st quarter	Year
Office
Monochrome copiers	16%	16%	15%	16%
Color copiers	21%	21%	19%	20%
Printers	37%	37%	43%	41%
Others	26%	26%	23%	23%
Imaging System
Cameras	57%	60%	59%	62%
Inkjet printers	32%	31%	31%	29%
Others	11%	9%	10%	9%
Industry and Others
Lithography equipment	25%	22%	18%	24%
Others	75%	78%	82%	76%
				(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2016
	1st quarter	Year(P)
Office
Japan	-1.1%	-
Overseas	-13.1%	-
Total	-10.9%	-1.5%
Imaging System
Japan	-8.4%	-
Overseas	-6.0%	-
Total	-6.3%	-3.4%
Industry and Others
Japan	+24.1%	-
Overseas	+103.6%	-
Total	+47.2%	+18.6%
Total
Japan	+2.1%	+3.3%
Overseas	-5.0%	+0.3%
Americas	-6.5%	-0.3%
Europe	-6.1%	-1.9%
Asia and Oceania	-1.6%	+3.8%
Total	-3.6%	+0.9%
		(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY
	2016		2015
	1st quarter	Year (P)	1st quarter	Year
ROE *1	3.9%	6.8%	4.6%	7.4%
ROA *2	2.4%	4.2%	3.1%	5.0%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc. 7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)
	2016			2015
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	114.91	110.00	111.05	119.25	121.13
Yen/Euro	127.01	125.00	125.44	133.89	134.20
					(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)
		(Billions of yen)
	2016
	1st quarter	Year (P)
US$	(14.2)	(119.6)
Euro	(10.1)	(57.7)
Other currencies	(6.7)	(40.0)
Total	(31.0)	(217.3)
		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2016
	2nd-4th quarter (P)
On sales
US$	11.1
Euro	5.3
On operating profit
US$	3.9
Euro	2.3
	(P)=Projection

8. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2016		2015
	1st quarter	Year (P)	1st quarter	Year
Net cash provided by operating activities	114,622	510,000	99,452	474,724
Net cash used in investing activities	(720,229)	(930,000)	(33,721)	(453,619)
Free cash flow	(605,607)	(420,000)	65,731	21,105
Net cash used in financing activities	570,718	490,000	(94,603)	(210,202)
Effect of exchange rate changes on cash and cash equivalents	(17,770)	(13,600)	(22,007)	(21,870)
Net change in cash and cash equivalents	(52,659)	56,400	(50,879)	(210,967)
Cash and cash equivalents at end of period	580,954	690,000	793,701	633,613
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2016		2015
	1st quarter	Year (P)	1st quarter	Year
Office	25,969	-	27,372	105,298
Imaging System	23,614	-	21,439	90,236
Industry and Others	15,733	-	12,284	66,585
Corporate and Eliminations	13,554	-	18,144	66,381
Total	78,870	310,000	79,239	328,500
% of sales	9.9%	8.6%	9.2%	8.6%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2016		2015
	1st quarter	Year (P)	1st quarter	Year
Increase in PP&E	50,464	210,000	45,202	195,120
Depreciation and amortization	60,210	265,000	64,416	273,327
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2016	2015	Difference
	Mar.31	Dec.31
Office	227,116	225,327	+1,789
Imaging System	168,159	155,767	+12,392
Industry and Others	126,129	120,801	+5,328
Total	521,404	501,895	+19,509

(2) Inventories/Sales*			(Days)
	2016	2015	Difference
	Mar.31	Dec.31
Office	42	39	+3
Imaging System	51	43	+8
Industry and Others	92	86	+6
Total	52	47	+5
*Index based on the previous six months sales.

12. DEBT RATIO
	2016	2015	Difference
	Mar.31	Dec.31
Total debt / Total assets	13.7%	0.0%	+13.7%

13. OVERSEAS PRODUCTION RATIO
	2016	2015
	1st quarter	Year
Overseas production ratio	44%	48%

*From the 2nd quarter of 2015, the method used to calculate the overseas production ratio has changed.

The distinctions between domestic and overseas of parts supplied overseas from Japan as well as other adjustments have been made to more accurately reflect the underlying reality.

14. NUMBER OF EMPLOYEES
	2016	2015	Difference
	Mar.31	Dec.31
Japan	67,773	68,325	(552)
Overseas	119,731	121,246	(1,515)
Total	187,504	189,571	(2,067)

- S5 -